Advanced Series Trust

655 Broad Street

Newark, New Jersey 07102

VIA EDGAR SUBMISSION

July 6, 2021

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Patrick Scott and Mr. David Manion

Re:	Registration Statement of Advanced Series Trust on Form N-14:
AST Fidelity Institutional AM® Quantitative Portfolio - File Nos. 333-256784 and 811-
05186

Dear Mr. Scott and Mr. Manion:

On behalf of Advanced Series Trust (the "Registrant"), set forth below are responses to telephonic comments received by the undersigned from the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") on June 29, 2021 and June 30, 2021. The Staff's comments relate to the Registrant's Registration Statement on Form N-14 (the "Registration Statement"), which was filed with the Commission on June 4, 2021, pursuant to Rule 488 under the Securities Act of 1933, as amended (the "1933 Act"). The Registration Statement will be used in connection with the special meeting of beneficial shareholders of the AST Fidelity Institutional AM® Quantitative Portfolio (the "Target Portfolio"), a series of the Registrant, scheduled to be held on September 9, 2021.

Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Registration Statement being filed with the Commission on behalf of the Target Portfolio pursuant to Rule 497 under the 1933 Act, as of the date hereof.

Accounting Comments:

1.Comment: In the Prospectus/Proxy Statement, please confirm that the Registrant has complied with all requirements pertaining to hyperlinks.

Response: Where the Registration Statement requires hyperlinks, the Registrant submits that all required hyperlinks have been incorporated.

2.Comment: On page 14 of the Prospectus/Proxy Statement, under the section entitled "Reasons for the Reorganization," please include the statement that it is "estimated that approximately 98% of the Target Portfolio's securities will be transitioned to the Acquiring Portfolio in the Reorganization," as previously noted in Q4 of the Prospectus/Proxy Statement.

Response: The Registrant has considered the comment and has incorporated the statement.

3.Comment: On page 46 of the Prospectus/Proxy Statement, under the Pro Forma Financial Information, in addition to the average daily net assets as of December 31, 2020, please include the net assets as of December 31, 2020 for the Target Portfolio and the Acquiring Portfolio.

Mr. Patrick Scott and Mr. David Manion

Response: The Registrant has considered the comment and has incorporated the statement.

4.Comment: On page 47 of the Prospectus/Proxy Statement, under the Pro Forma Financial Information, please include the statement that it is "estimated that approximately 98% of the Target Portfolio's securities will be transitioned to the Acquiring Portfolio in the Reorganization," as previously noted in Q4 of the Prospectus/Proxy Statement.

Response: The Registrant has considered the comment and has incorporated the statement in the last paragraph of the section.

5.Comment: In the Prospectus/Proxy Statement, add the necessary disclosure that reflects the designated performance and accounting survivor.

Response: The Registrant notes that the Acquiring Portfolio will be the accounting and performance survivor of the Reorganization. The Registrant has reviewed the disclosure and has made the necessary enhancements.

General Comments:

6.Comment: Please confirm that all fees referenced in the Prospectus/Proxy Statement are the most current fees.

Response: The Registrant confirms that all fee information is the most current information.

7.Comment: On page 12 of the Prospectus/Proxy Statement, the Annual Portfolio Operating Expenses table information is as of December 31, 2020. Please confirm this is the most up to date information the Registrant has for the table.

Response: The Registrant confirms that all data information is the most current information.

8.Comment: On page 12 of the Prospectus/Proxy Statement, footnote 3 of the Annual Portfolio Operating Expenses table states that expenses waived/reimbursed by the Manager may be recouped by the Manager. Please confirm if previously waived fees of the Target Portfolio may be recouped by the Combined Portfolio.

Response: The Registrant submits that previously waived fees of the Target Portfolio may not be recouped by the Combined Portfolio.

* * *

Please contact the undersigned at (973) 367-7659 with any questions.

Sincerely yours,

/s/ Melissa Gonzalez

Melissa Gonzalez, Assistant Secretary

Advanced Series Trust